SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of December, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87
NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF OFFICERS OF UNIBANCO HOLDINGS S.A., HELD ON DECEMBER 15, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22nd floor, São Paulo, State of São Paulo, 02h00 p.m.

CHAIRMAN: Israel Vainboim

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

1.
Approved, for further appreciation of the Board of Directors, the proposal of payment of interest on capital stock referred to the forth quarter of 2006 to the shareholders of the Company, on the following amounts:

	(i)	The gross amount of R$ 0.0337633 for each common share and of R$ 0.0337633 for each preferred share; and

	(ii)	The net amount of R$ 0.0286988 for each common share and of R$ 0.0286988 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2.
Besides that, the proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the second semester of 2006, on the following amounts:

	(i)	The gross amount of R$ 0.0927174 for each common share and of R$ 0.0927174 for each preferred share; and

	(ii)	The net amount of R$ 0.0788098 for each common share and of R$ 0.0788098 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3.	Considering the proposals of items 1 and 2 above, the total amount proposed for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

	(i)	The gross amount of R$ 0.1264807 for each common share and R$ 0.1264807 for each preferred share; and

	(ii)	The net amount of R$ 0.1075086 for each common share and R$ 0.1075086 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4.
In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the referred interest will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law nº 9,249/95 and of the caput of article 36 of the By-Laws of the Company.

5.
Consequently, if the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. approves a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors to be held on December 27th , 2006, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to total amount paid to the shares for it represented, in the form below:

	(i)	The gross amount of R$ 0.2616833 for each Unit;

	(ii)	The net amount of R$ 0.2224308 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6.
Finally, in the case of approval of the above proposals, the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from December 28th , 2006 on, and the payment of the mentioned interest will occur on January 31st , 2007. The date of January 02nd , 2007 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America.

7.
For the payment of interest on capital stock paid and credited in this year, UNIBANCO HOLDINGS states that it has acted according to the rights that are granted him by article 9th of the Brazilian Federal Law nº 9,249/95 with its further amendments, in what refers to the accumulated limit applicable for the payment of interest on capital stock which is given by the application of the Long Term Interest Rates – TJLP on the net profit accounts, specially in what refers to the limits related to 2001 fiscal year.

São Paulo, December 15th, 2006. (aa) Israel Vainboim, José Lucas Ferreira de Melo and Marcelo Luis Orticelli.. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 15th, 2006.

___________________________________

___________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.